Mark E. Crone Managing Partner mcrone@cronelawgroup.com

January 23, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation
Amendment No. 3 to Registration Statement on Form S-1
Submitted December 16, 2024
File No. 333-280762

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated December 31, 2024, with reference to the Company’s Registration Statement on Form S-1/A filed with the Commission on December 16, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form S-1

Description of Business, page 30

1.

If you continue to claim mineral resources please revise your registration statement to include your mineral resources, as required by Item 1304(d) of Regulation S-K. Please refer to this instruction for examples of a table format, that may be modified, with respect to your mineral resources .

The resources should be disclosed at a single cut-off grade and the disclosure should include the price, cut-off grade, metallurgical recovery factor, and the specific point of reference in which the resources were calculated, such as in-situ, mill feed, saleable product, etc. We suggest disclosing the pit optimization parameters that were used to constrain the resource.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on pages 35 and 36.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

Consolidated Financial Statements, page F-1

2.	Please update your financial statements, auditor consents and relevant disclosures and discussions pursuant to Rule 8-08 of Regulation S-X in your next amendment.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff and the financial statements have been updated.

Consolidated Statements of Cash Flows, page F-7

3.	We note your response to prior comment 5. We re-issue the comment. Please revise Note 10 - Subsequent Events to disclose the additional shares issued subsequent to the interim period-end to include the date of issuance, number of shares issued, the purpose of issuances and the value of the shares issued.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-30.

Exhibits
96.1, page II-3

4.	We note that Table19-2 is a life of mine cash flow analysis that includes measured, indicated, and inferred resources. Please also include the entire cash flow analysis that is based on measured and indicated mineral resources in order to comply with Item 1302(d)(4)(ii) of Regulation S-K.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff in exhibit 96.1 page II-3.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

cc: Steven Rudofsky. Percentage of Ownership After the Offering

Chief Executive Officer

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686